------------------------------------
                                                         OMB APPROVAL
                                            ------------------------------------
                                            OMB Number:  3235-0145
                                            Expires: February 28, 2009
                                            Estimated average burden
                                            hours per response...14.5
                                            ------------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

     LIBERATOR BDC INC., FORMERLY KNOWN AS BLACK NICKEL ACQUISITION CORP. II
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

                                 JOE R. REEDER
                             C/O GREENBERG TRAURIG
                        2101 L STREET, N.W., SUITE 1000
                             WASHINGTON, DC  20037

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                OCTOBER 5, 2007
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box / /

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.                 Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only)

                   Joe R. Reeder
--------------------------------------------------------------------------------
2.                 Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)   / /
                   (b)   / /
--------------------------------------------------------------------------------
3.                 SEC Use Only

--------------------------------------------------------------------------------
4.                 Source of Funds (See Instructions)  PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                   / /
--------------------------------------------------------------------------------
6.                 Citizenship or Place of Organization
                   USA
--------------------------------------------------------------------------------
Number of          7.  300,000              Sole Voting Power
                   -------------------------------------------------------------
Shares Bene-       8.                       Shared Voting Power
ficially by
                   -------------------------------------------------------------
Owned by Each      9.  300,000              Sole Dispositive Power
                   -------------------------------------------------------------
Reporting          10.                      Shared Dispositive Power
Person With
--------------------------------------------------------------------------------
11.                Aggregate Amount Beneficially Owned by Each Reporting
                   Person:   300,000
--------------------------------------------------------------------------------
12.                Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) / /
--------------------------------------------------------------------------------
13.                Percent of Class Represented by Amount in Row (11): 8.5%
--------------------------------------------------------------------------------
14.                Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

      This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Liberator BDC Inc., whose principal executive offices are located at 1 Dock Street, Suite 525, Stamford, Connecticut 06902 (the "Issuer"). Prior to December 4, 2007, Liberator BDC Inc. was known as Black Nickel Acquisition Corp. II. Black Nickel Acquisition Corp. II's common stock had a par value of $0.0001 per share and its principal executive offices were located at 300 Colonial Center Parkway, Suite 260, Roswell, Georgia 30076.

ITEM 2. IDENTITY AND BACKGROUND

(a)   The name of the reporting person is Joe R. Reeder (the "Reporting
Person").

(b) The address of the Reporting Person is c/o Greenberg Traurig, 2101 L Street, N.W., Suite 1000, Washington, DC 20037.

(c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is a shareholder at Greenberg Traurig, 2101 L Street, N.W., Suite 1000, Washington, DC 20037.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   The Reporting Person is a citizen of the U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Reporting Person purchased 300,000 shares of Common Stock directly from the Issuer for an aggregate purchase price equal to $10,200 on October 5, 2007. The source of consideration was personal funds.

ITEM 4. PURPOSE OF TRANSACTION

      The Reporting Person acquired 300,000 shares of Common Stock as a private investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns an aggregate of 300,000 shares of Common Stock, representing 8.5% of the outstanding shares of Common Stock (based upon 3,544,117 shares of Common Stock issued and outstanding as of the date hereof).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 300,000 shares of Common Stock beneficially owned by the Reporting Person.

(c) The 300,000 shares of Common Stock reported herein were acquired by the Reporting Person effective October 5, 2007.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 300,000 shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           February 4, 2008

                                           /s/ Joe R. Reeder
                                           ---------------------------
                                           Joe R. Reeder